Exhibit 99.1

NEWS RELEASE
Contacts:	Rob Capps, President & CEO MIND Technology, Inc. 281-353-4475

Ken Dennard / Zach Vaughan 713-529-6600 MIND@dennardlascar.com

MIND Technology Announces New Date For Virtual Special Meeting of Preferred Stockholders and Revised Proposal

THE WOODLANDS, TX, May 8, 2024 – MIND Technology, Inc. (“MIND” or the “Company”) (Nasdaq: MIND; MINDP) announced today that the previously announced virtual special meeting of holders of its 9% Series A Cumulative Preferred Stock (the “preferred stock”) to approve an amendment to the Certificate of Designations, Preferences and Rights of the Preferred Stock has been rescheduled for June 13, 2024. Additionally, the proposed amendment has been revised such that each share of preferred stock would be converted into 3.9 shares of common stock, $0.01 par value per share (the “common stock”), rather than the 2.7 shares initially proposed, at the sole discretion of the Company’s Board of Directors at any time prior to July 31, 2024 (the “revised proposal”). A new record date has also been established.

Preferred stockholders as of the new record date of April 26, 2024 are entitled to vote at a virtual Special Meeting of Preferred Stockholders to be held June 13, 2024. The affirmative vote of two thirds (66 2/3%) of the outstanding shares of preferred stock is required for approval of the revised proposal. Holders of the Company’s common stock are not entitled to vote at this meeting. Due to the new meeting date, it was necessary to establish a new record date and solicit new proxies, which process has begun. Proxies from the postponed meeting, including those previously voted, are no longer valid.

Rob Capps, President and CEO of MIND, stated, “Based on feedback from preferred stockholders during the initial solicitation, we determined that it would be appropriate to postpone the special meeting and reconsider the terms of the preferred stock proposal. Due to the diverse holdings of the preferred stock, additional time was necessary to solicit proxies. Additionally, certain preferred stockholders indicated they wanted to see the Company’s financial results for the fourth quarter and fiscal year ended January 31, 2024 before casting a vote on the proposal. We filed our annual report on Form 10-K for fiscal 2024 on April 30, 2024. Finally, certain preferred stockholders indicated an unwillingness to support the proposal at the conversion rate initially proposed, but would consider supporting a revised conversion rate. Based on discussions with these holders, we believe they will be supportive of the revised proposal.

“We believe the revised proposal is in the best interests of all stakeholders in MIND as it provides financial flexibility and simplifies our capital structure. It, in my opinion, provides the best opportunity to take advantage of our improving operations and create additional value for all stockholders. The continued accrual of preferred stock dividends creates what I believe is an “overhang” which limits our ability to obtain growth capital and makes us less attractive to potential partners.

“Based on the 10-day volume weighted average price of the preferred stock and common stock as of March 3, 2024, the revised proposal provides preferred stockholders with common stock valued at $19.66 per share, which is approximately a 112% premium to the market value of the preferred stock, with the potential to participate in the Company’s further growth. Following the conversion, current preferred stockholders will hold approximately 82% of the Company’s common stock which effectively expands the current voting rights of the preferred stockholders,” concluded Capps.

About MIND Technology

MIND Technology, Inc. provides technology to the oceanographic, hydrographic, defense, seismic and security industries. Headquartered in The Woodlands, Texas, MIND has a global presence with key operating locations in the United States, Singapore, Malaysia, and the United Kingdom. Its Seamap unit, designs, manufactures, and sells specialized, high performance, marine exploration and survey equipment.

Forward-looking Statements

Certain statements and information in this press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, our objectives for future operations, future orders and anticipated delivery of existing orders, and future payments of dividends are forward-looking statements.  The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature.  These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us.  While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.  All comments concerning our expectations for future revenues and operating results are based on our forecasts of our existing operations and do not include the potential impact of any future acquisitions or dispositions.  Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, without limitation, reductions in our customers’ capital budgets, our own capital budget, limitations on the availability of capital or higher costs of capital, volatility in commodity prices for oil and natural gas.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof.  We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, unless required by law, whether as a result of new information, future events or otherwise. All forward-looking statements included in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to herein.

Important Additional Information and Where To Find It

MIND has filed with the Securities and Exchange Commission (“SEC”) a definitive revised proxy statement on Schedule 14A on May 7, 2024, with respect to its solicitation of proxies for the Virtual Special Meeting of Preferred Stockholders (including any and all adjournments, postponements, continuations, and reschedulings thereof, the “Special Meeting”). PREFERRED STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER AMENDMENTS OR SUPPLEMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MIND’S SOLICITATION. Investors and security holders may obtain copies of these documents and other documents filed with the SEC by MIND free of charge through the website maintained by the SEC at www.sec.gov. The Notice of Virtual Special Meeting of Preferred Stockholders and our Proxy Statement for the Special Meeting and Annual Report on Form 10-K for the fiscal year ended January 31, 2024 are available at

www.viewproxy.com/MINDTechnology/2024

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